UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Brightstar Lottery PLC Announces a Benchmark Offering of Senior Secured Notes Due 2033

On December 2, 2025, Brightstar Lottery PLC (NYSE: BRSL) (the "Company") announced a benchmark offering (the "Offering") of Senior Secured Notes denominated in U.S. dollars due 2033 (the "Notes") by the Company and Brightstar Global Solutions Corporation, a wholly-owned subsidiary of the Company (the "Subsidiary Issuer" and together with the Company, the "Issuers"), as co-issuers. The Notes will be guaranteed on a senior basis by certain of the Company's other wholly owned subsidiaries.

Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

The Issuers intend to use the proceeds from the Offering and cash on hand to redeem $500,000,000 of the Company's outstanding $750,000,000 6.25% Senior Secured Notes due 2027 at a make-whole premium and to pay certain debt issuance costs incurred in connection with the Offering.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith and incorporated by reference herein.

Exhibit Number	Description

99.1	News Release "Brightstar Lottery PLC Announces a Benchmark Offering of Senior Secured Notes Due 2033" dated December 2, 2025

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release "Brightstar Lottery PLC Announces a Benchmark Offering of Senior Secured Notes Due 2033" dated December 2, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2025	BRIGHTSTAR LOTTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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